Contact

www.linkedin.com/in/omri-melamed
(LinkedIn)

Top Skills

Microsoft Excel
Python (Programming Language)
SQL

Omri Melamed

Co-Founder & CEO at Motivision (Techstars 23')
Tel Aviv District, Israel

Summary

My passion is finding new and creative ways of doing things. I enjoy analyzing situations from every angle and trying to improve on current methods and ways of thinking.

My service as a Infrastructure Manager in the Israeli Defense Force bolstered my technolocial understandings, my time as a professional basketball coach helped me build my identity as a leader. I pride myself on my organizational skills, my easy going and sociable nature and my ability to remain calm and collected under pressure.

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Experience

Motivision
Co-Founder & CEO
March 2021 - Present (2 years 2 months)
Tel Aviv, Israel

Motivision's smart AI devices upgrade existing gym equipment and increase motivation by maximizing the workout experience leading to higher member retention.

Techstars
Cohort Member
February 2023 - Present (3 months)
Austin, Texas, United States

Reichman University (IDC Herzliya)
Teacher Assistant
October 2021 - July 2022 (10 months)

- Introduction to Entrepreneurship

- Introduction to Data Science

Maccabi Zichron Yaakov
Basketball Coach
August 2016 - June 2020 (3 years 11 months)

Israel

Israel Defense Forces
Information Technology Infrastructure Manager
December 2012 - December 2015 (3 years 1 month)

Mamram Graduate

Education

IDC Herzliya
Honors Economics and Data analytics, Economics · (2017 - 2020)

Colegio de Estudios Superiores de Administración
Business Administration and Management, General · (2019 - 2019)